Exhibit 99.1

LakeShore Biopharma Regains Compliance with Nasdaq Minimum Bid Price Requirement

GAITHERSBURG, Md., Oct. 29, 2024 /PRNewswire/ -- LakeShore Biopharma Co., Ltd (Nasdaq: LSB) (“LakeShore Biopharma” or the “Company”), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer, today announced that it has received a written notice (the “Compliance Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) dated October 21, 2024, informing the Company that it has regained compliance with the minimum bid price requirement set forth under the Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

As previously announced, the Company was notified by Nasdaq on October 24, 2023 that the Company was not in compliance with the Minimum Bid Price Requirement as the closing bid price of the Company’s ordinary shares was below $1.00 per share for a period of 30 consecutive business days.

According to the Compliance Notice, the Company regained compliance with the Minimum Bid Price Requirement because the closing bid price of the Company’s ordinary shares have been $1.00 per share or greater for 11 consecutive business days, from October 4, 2024, to October 18, 2024, and the matter is now closed.

About LakeShore Biopharma

LakeShore Biopharma, previously known as YS Biopharma, is a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer. It has developed a proprietary PIKA® immunomodulating technology platform and a new generation of preventive and therapeutic biologics targeting Rabies, Coronavirus, Hepatitis B, Influenza, Shingles, and other virus infections. The Company operates in China, the United States, Singapore, and the Philippines, and is led by a management team that combines rich local expertise and global experience in the biopharmaceutical industry. For more information, please visit investor.lakeshorebio.com.

Investor Relations Contact

Robin Yang

Partner, ICR, LLC

Tel: +1 (212) 537-4035

Email: LakeShoreBiopharma.IR@icrinc.com